[LETTERHEAD OF WANGSGARD & ASSOCIATES, L.L.C.]

January 20, 2000

Robert T. Hall
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0305

Re: LSI Communications,  File No. 1-15487

Dear Mr. Hall:

This office represents LSI Communications. Please be informed that LSI Communications hereby withdraws its Form 10 SB filed with the Commission on November 24, 1999. The Company intends to refile its Form 10 SB once the concerns addressed in the Commissions' December 21, 1999 comment letter are addressed. Thank you for your attention in this matter.

Very truly yours,

Wangsgard & Associates, L.L.C.

By: /s/ David S. Hunt
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David S. Hunt